UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Nova South
Melbourne Victoria 3000 Australia	160 Victoria Street
GPO BOX 86	London SW1E 5LB UK
Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	Fax + 44 20 7802 4111
bhp.com	bhp.com

Group Governance

7 August 2018

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notice of Dividend and AGM Dates

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

The proposed dates1 for the 2018 Final Dividend of BHP Billiton Limited and BHP Billiton Plc are set out below. BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the FY2018 final dividend. Full terms and conditions of the DRP and details about how to participate can be found at bhp.com.

2018 Final Dividend

Preliminary Results Announcement and Dividend Determination	21 August 2018
Currency conversion into RAND	31 August 2018
Last day to trade cum dividend on JSE Limited	4 September 2018
Ex-Dividend Date (Johannesburg stock exchanges)	5 September 2018
Ex-Dividend Date (Australian, London and New York[2] stock exchanges)	6 September 2018
Record Date	7 September 2018
Dividend Reinvestment Election date (including currency conversion and currency election dates for Australian & London stock exchanges)	10 September 2018
Payment Date	25 September 2018

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 5 September and 7 September 2018 (inclusive), and transfers between the UK register and the South African register will not be permitted between the dates of 31 August and 7 September 2018 (inclusive).

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election, should do so in accordance with the timetable set out above or, in the case of shareholdings on the South African branch register of BHP Billiton Plc, in accordance with the instructions of your CSDP. The DRP allocation price will be calculated in each jurisdiction as an average of the price paid for each share actually purchased to satisfy DRP elections. The allocation price applicable to each exchange will made available at bhp.com/DRP3.

[1]	Dates are subject to change.
[2]

BHP Billiton Limited and BHP Billiton Plc shares are listed in the form of American Depositary Shares (ADSs) and traded as American Depositary Receipts (ADRs) on the NYSE. Each ADS represents two ordinary shares.

[3]	In the case of BHP Billiton Limited, the allocation price will also be released via the ASX using Appendix 3A.1 in accordance with ASX requirements.

2018 Annual General Meetings (AGM)

The 2018 AGM of BHP Billiton Plc will be held in London on Wednesday, 17 October 2018 at 11.00 am (London time).

The 2018 AGM of BHP Billiton Limited will be held in Adelaide on Thursday, 8 November 2018 at 10.00am (Adelaide time) / 10.30am (Melbourne time).

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	August 7, 2018	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary